FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   X              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____             No    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ____             No    X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ____             No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho announces an increase in organic growth for first-half Fiscal 2007: +8.2%. Total revenues up 4.2%.

Item 1

Sodexho announces an increase in organic growth
for first-half Fiscal 2007 : + 8.2%

Total revenues up 4.2%

•	Continued development in Food and Facilities Management services in all geographies: +7.9%

•	Remarkable growth for Service Vouchers and Cards: +20.5%

•	Organic Growth objective for Fiscal 2007 revised upward: above 7%

(Paris, April 4, 2007) — SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of Food and Facilities Management services, today announced consolidated revenues for first-half Fiscal 2007, ended February 28, 2007.

Revenue by activity

In millions of euro	First Half Fiscal 2006	First Half Fiscal 2007	Organic growth(1)	Currency impact(2)	Acquisitions	Total change
Food and Facilities Management Services: • North America • Continental Europe • United Kingdom and Ireland • Rest of the World	6,371 2,919 2,111 663 678	6,612 2,890 2,236 720 766	7.9% 7.6% 4.9% 6.9% 19.4%	- 4.2% - 8.1% 0.1% 1.6% - 6.5%	0.1% -0.5% 0.9% - 0.1%	3.8% - 1.0% 5.9% 8.5% 13.0%
Service Vouchers and Cards	178	211	20.5%	- 4.5%	2.4%	18.4%
Elimination of intragroup revenues	(3)	(4)
TOTAL	6,546	6,819	8.2%	- 4.2%	0.2%	4.2%
1)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.
2)
The current impact is (-4.2)%. However, Sodexho subsidiaries’ income and expenses are expressed in the same currency; hence, contrary to exporting companies, currency variations carry no operating risk.

Commenting on the first-half revenues, Michel Landel, Chief Executive Officer, said: “The acceleration in organic growth during the first six months, resulting particularly from comparable unit growth, is very encouraging. The scope of our global network and the emphasis we have given over the past few years to constant innovation in our quality of life services offers are significant sources of competitive advantage. These lend support to our strategy and Sodexho’s leadership position in the fast-growing Facilities Management market. Our good first-half performance leads us today to anticipate organic growth exceeding 7% for Fiscal 2007, in line with our medium term objective of annual average organic growth of 7%.”

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Organic Revenue Growth Analysis

(See table in Annex 2 and a selection of new clients in Annex 3)

Food and Facilities Management Services

-	North America: organic growth of 7.6% with a confirmation of a return to growth in Business & Industry

-	Continental Europe: + 4.9%, with sustained momentum in Healthcare and Seniors

-	United Kingdom and Ireland: + 6.9%, a result of strong performance in Healthcare and Defense

-	Rest of the World: + 19.4%, with double-digit growth across all geographies

In North America, Business and Industry (+ 5.8%) benefited from a number of growth drivers: improvement in client retention, increase in comparable unit growth. New sales activity accelerated, particularly in Facilities Management. New contract wins include Pfizer, USAA Insurance in Texas and the Houston Zoo.

Organic growth of 7.9% in Healthcare and Seniors reflects mainly a solid increase in revenues on existing sites driven by continued innovation in Facilities Management service offerings. New contract wins include Moses Cone in North Carolina, Stanford University Hospital in California and Tulsa Regional Hospital in Oklahoma.

Organic growth of 8.2% in Education was led by a number of factors, including:

•	sustained demand for Facilities Management services, especially for construction and renovation projects

•	strong comparable unit foodservice revenues for both schools and universities, and

•	the positive effect of the improvement in client retention achieved in fiscal 2006.

In North America, Sodexho also received several recognitions:

•	Sodexho received the Most Innovative Recruiting and Staffing Initiative award from the International Quality and Productivity Center for best practices in workforce management.

•	Sodexho Canada was re-certified at the Gold level of Progressive Aboriginal Relations for its continued commitment to evolution and progress in aboriginal communities.

•	Sodexho was named a “Top Company for Latinas” by LATINA Style Magazine for the fifth time and as a “Top Corporation for Supplier Diversity” by Hispanic Trends.

In Continental Europe, the increase in revenues in Business & Industry (+ 3.8%) reflected varying performance by countries:

-	good continued sales growth in Central Europe

-	strong growth of existing site sales, in Spain, for example

-	mixed performance in other countries (particularly, Italy and the Netherlands), linked to the economic environment and the focus by Sodexho’s local teams on profitable contractual terms.

2/9

Growth of 7.1 % in Healthcare and Seniors reflects the extensive service offerings and high level of prior year sales. Among recent contract wins are the University Hospital of Gand in Belgium and Fourvières Hospital in France.

The growth rate in Education (+ 5.5%) can be attributed to improved client retention rates and continued selectivity, particularly in public markets. New clients include the schools of Dresden Fraichaud in Germany and Sigtuna and Atvidaberg in Sweden.

The period also saw recognition for the work of Sodexho’s teams in Continental Europe including:

•	In France, Sodexho received the 2006 Corporate Diversity Award for Innovation.

•
In Belgium, Sodexho was the first company in its industry sector given the right to use the government-sponsored National Nutrition and Health Plan designation, an effort to combat unhealthy eating habits.

•	In the Netherlands, all Sodexho’s Facilities Management sites received ISO 9001 certification as of January, 2007.

In the United Kingdom and Ireland, the growth of close to 7% confirms Sodexho’s return to growth. This increase results particularly from Healthcare, Correctional Facilities and, to a lesser extent, Defense. Private Finance Initiative (PFI) contracts have been ramped up to normal operating levels. Sales activity in the leisure market accelerated as illustrated by the contract recently awarded for the World Scouts Jamboree.

Sodexho was recognized by the Edge Foundation, for providing outstanding learning opportunities through its apprenticeship and vocational programs.

In the Rest of the World, organic growth in Food and Facilities Management services remained buoyant at 19.4%.

The strength of raw material prices contributed to good revenue growth in Remote Sites, particularly in the Mideast, Africa and Australia and, in the mining sector, in Latin America. Sodexho won new contracts with PlusPetrol and Norsemont in Peru, Petrobras in Argentina, Ensco in Qatar and Red Sea Housing in Saudia Arabia.

Finally, in China and India, Sodexho’s expansion continues at a rapid pace, particularly with an important contract in Facilities Management and Service Vouchers and Cards with IBM.

Among the distinctions received by Sodexho:

•
Sodexho Mexico received a social responsibility award for the third consecutive year for its emphasis on quality of life for employees, business ethics, community involvement and environmental protection.

•	In Brazil, Sodexho was recognized as a best employer by HR professionals from 800 of Brazil's most important companies.

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Service Vouchers and Cards

Organic growth: +20.5%

Fueled particularly by Latin America, especially Venezuela, issue volume totaled 3.7 billion euros, up 18.4% (at constant consolidation scope and exchange rates).

This remarkable organic revenue growth can be attributed principally to:

•	innovative offers in several countries for year-end holiday season gift vouchers

•	increases in voucher face values and the number of potential beneficiaries in certain countries, such as Argentina and Venezuela

•	continued strong sales force performance.

At the initiative of the Center for Public-Private Sector Studies, Sodexho Service Vouchers and Cards received in France the first Public-Private award for innovative service offers to meet the needs of local authorities.

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♦	Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss first-half revenues for Fiscal 2007. The call will begin at 8:30 am (Paris time). The call-in access number is +33 (0)1 72 26 01 65. The press release and the slideshow will be available on the internet by clicking on the link www.sodexho.com, under the “Latest News” section, beginning at 7:00 am. To access the rebroadcast of the conference call, please dial + 33 (0)1 72 28 01 39, code: 196024#.

♦	Financial communications calendar

♦	First half Fiscal 2007 results

Thursday, April 26, 2007. A presentation for analysts and journalists will be held the same day.

♦	Revenues for the first nine months of Fiscal 2007

Wednesday, July 4, 2007. The announcement will be followed by a conference call.

The above dates are provided for information only and are subject to change.

♦	About Sodexho Alliance

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.7 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated,' 'project,' 'plan,' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to: those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Press contacts William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Jean-Jacques Vironda Tel: + 33 (1) 30 85 72 03 - Fax: +33 (1) 30 85 50 05 E-mail: jean-jacques.vironda@sodexhoalliance.com
Anthony Marechal Tel : + 33 (1) 30 85 71 89 - Fax : +33 (1) 30 85 50 10 E-mail : anthony.marechal@sodexhoalliance.com	Pierre Bénaich Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05 E-mail : pierre.benaich@sodexhoalliance.com

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Annex 1: Consolidated Revenues

In thousands of euro
	2005/2006	2006/2007
FIRST QUARTER (Sept. to Nov.)
. Food and management services
- North America	1 527 658	1 541 151
- Continental Europe	1 076 643	1 151 281
- United Kingdom and Ireland	332 971	365 713
- Rest of World	340 191	396 810
. Service Vouchers and Cards	82 525	98 321
. Elimination of intragroup Revenues	-1 758	-1 765
	3 358 230	3 551 511

SECOND QUARTER (Dec. to Feb.)
. Food and management services
- North America	1 390 868	1 348 714
- Continental Europe	1 034 727	1 084 770
- United Kingdom and Ireland	330 433	354 209
- Rest of World	337 770	369 136
. Service Vouchers and Cards	95 812	112 899
. Elimination of intragroup Revenues	- 1 524	-2 106
	3 188 086	3 267 622

			% Variations
. Food and management services			at current exchange rates	at constant exchange rates
- North America	2 918 526	2 889 865	-1.0%	7.1%
- Continental Europe	2 111 370	2 236 051	5.9%	5.8%
- United Kingdom and Ireland	663 404	719 922	8.5%	6.9%
- Rest of World	677 961	765 946	13.0%	19.5%
. Service Vouchers and Cards	178 337	211 220	18.4%	22.9%
. Elimination of intragroup Revenues	- 3 282	-3 871
TOTAL	6 546 316	6 819 133	4.2%	8.4%

Growth breakdown :

- Organic growth :  8.2%
- Acquisitions (*) :  0.2%
- Currency effect : -4.2%

(*) net of divestitures

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Annex 2: Food and Facilities Management services revenue by segment

Consolidated Group

In millions of euro	First half Fiscal 2006	First half Fiscal 2007	Organic Growth(1)
• Business & Industry • Healthcare • Education	3,008 1,619 1,744	3,184 1,660 1,768	8.2% 7.8% 7.3%
TOTAL	6,371	6,612	7.9%

North America

In millions of euro	First half Fiscal 2006	First half Fiscal 2007	Organic Growth(1)
• Business & Industry • Healthcare • Education	677 997 1,245	649 995 1,246	5.8% 7.9% 8.2%
TOTAL	2,919	2,890	7.6%

Continental Europe

In millions of euro	First half Fiscal 2006	First half Fiscal 2007	Organic Growth(1)
• Business & Industry • Healthcare • Education	1,239 481 391	1,308 516 412	3.8% 7.1% 5.5%
TOTAL	2,111	2,236	4.9%

United Kingdom and Ireland

In millions of euro	First half Fiscal 2006	First half Fiscal 2007	Organic Growth(1)
• Business & Industry • Healthcare • Education	476 106 81	522 119 79	8.1% 9.6% -3.5%
TOTAL	663	720	6.9%

(1)	Organic growth: increase in revenues at constant scope of consolidation and exchange rates.

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Annex 3:  Selection of new clients

Foodservices and Facilities Management

North America

Business & Industry
USAA Insurance, Texas (foodservices), Houston Zoo, Houston, Texas (1.4 million visitors, foodservices); American Family, multiple sites (4,200 employees, foodservices and facilities management); Cafe St. Barts, St. Bartholomew’s Church, New York (1,000 customers per day, foodservices, special events)

Healthcare and Seniors
Stanford University Medical Center, Palo Alto, California, (430 beds, plant operations and maintenance); Moses Cone Health Center, Greensboro, North Carolina, (535 beds, foodservices and facilities management); Nova Gold, British Columbia, Canada, (1,000 beds, foodservices and facilities management)

Education
Stevens Institute of Technology, Hoboken, New Jersey, (4,500 students, foodservices); Recovery School District, New Orleans, Louisiana, (8,500 students, foodservices and facilities management); Blue Springs School District, Blue Spring, Missouri,(14,000 students, foodservices)

Continental Europe

Leisure
Eiffel Tower, France (6 million visitors annually, foodservices),

Business & Industry
KLM, Netherlands (foodservices and facilities management), BMW Bistro, Belgium (restaurant); C.E.A Biii, France (2,300 employees, foodservices)

Healthcare and Seniors
UZ Gent, Belgium (1,050 beds, foodservices); Hopital de Fourvière, France (265 beds, foodservices) Leonardo da Vinci hospitals, France, (400 beds, foodservices and facilities management)

Education
Dresden Fraichaud CCS, Germany (20,000 meals/day, foodservices); Schools in Atvidaberg, Sweden (2,000 students, foodservices)

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United Kingdom and Ireland

Prestige
World Scouts Jamboree, Chelmsford, (10 days, 40,000 people, foodservices);

Education
Abingdon School, Oxford, (800 students, foodservices and facilities management); University of Nottingham, Nottingham, (1,000 employees, foodservices); University of Bedfordshire, Luton, (12,500 students, foodservices)

Rest of the World

Business & Industry
IBM, India (foodservices, facilities management and Service Vouchers and Cards); Johnson Health Tech. Co.,Ltd., Shanghai, China (5,000 employees, foodservices); Suzhou Industrial Park Xinhai School, Suzhou, China, (2,400 employees, foodservices); Henkel (China) Co., Ltd., Shanghai, China, (650 employees, foodservices); Ensco, Quatar, (100 employees, foodservices and facilities manaaement); Caroil, Congo, (100 people, facilities management); Red Sea Housing, Saudia Arabia, (4 camps, 400 people, foodservices and facilities management); PlusPetrol, Peru (facilities management); Embraer Neiva, Brazil, (2,500 meals/day, foodservices)

Service Vouchers and Cards

Argentina: Aceitera General Deheza (Food Pass, 1,600 beneficiaries): Coca-Cola (Food Pass, 2,160 beneficiaries); Brazil: Banese (Food Pass, 1,330 beneficiaries); Secretaria Municipal de Saúde (Gift Pass, 12,770 vouchers); Chile: BBVA (Mobility Pass, 3,000 vouchers); Royal & SunAlliance (Meal Pass, 200 beneficiaries); Colombia: Fondo Nacional del Ahorro (Mobility Pass, 130 vouchers); Castrol (Gift Pass, 1,200 vouchers); Mexico: Asamblea Legislativa del Distrito Federal (Meal Pass, 700 beneficiaries); Banco de Mexico (Meal Pass); Venezuela: Alcaldia Municipal del Distrito Sotillo (Food Pass, 830 beneficiaries); Cargill (Food Pass, 670 beneficiaries)

India: Air Liquide (Gift Pass, 240 vouchers); Calyon (Meal Pass, 150 beneficiaries); Prudential (Meal Pass, 630 beneficiaries)

Bulgaria: Petrol (Food Pass, 2,900 beneficiaries); Société Générale (Food Pass,
1,200 beneficiaries); Czech Republic: Telefónica (Holiday Pass); E.ON (Flexi Pass); Poland: ThyssenKrupp (Gift Pass, 1,660 vouchers); Romania: University of Pitesti (Food Pass, 780 beneficiaries); Slovakia: Telefónica (Meal Pass, 120 beneficiaries)

France: Mainguy (Meal Pass, 1,200 beneficiaries; Areva (CESU); Total (CESU, 1,200 beneficiaries); Région Basse-Normandie (Assistance Pass, 55,000 beneficiaries); Région Auvergne (Assistance Pass, 46,000 beneficiaries); Spain: Altran (Meal Pass, 120 beneficiaries); Caixa (Assistance Pass, 100,000 families) ; UK: Citigroup (Education Pass)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: April 4, 2007	By:	/s/ Siân Herbert-Jones
		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer